UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 1-U

CURRENT REPORT
Pursuant to Regulation A

Date of Report (Date of earliest event reported): June 24, 2020

BRIX REIT, INC.
(Exact name of issuer as specified in its charter)

Maryland	82-3250317
(State or other jurisdiction of incorporation or organization)	(IRS Employer Identification No.)

120 Newport Center Drive, Newport Beach, CA 92660
(Full mailing address of principal executive offices)

(855) 742-4862
(Issuer’s telephone number, including area code)

Title of each class of securities issued pursuant to Regulation A: Common Stock

Item 9.1. Other Events

Effective June 24, 2020, the board of directors, including all of the independent directors, of BRIX REIT, Inc. (the “Company”) appointed Mr. William S. Brown to serve as an independent director of the Company. In connection with the appointment of Mr. Brown, the Company’s board of directors has been increased to six members. Mr. Brown will serve as a director until the Company’s next annual meeting of stockholders and until his successor is duly elected and qualifies or until his earlier death, resignation or removal in accordance with the Company’s organizational documents and applicable law. The board of directors of the Company concluded that Mr. Brown is qualified to serve as a director by reason of his extensive capital markets, investment and business experience.

Mr. Brown is currently a Principal at Fidus Investment Advisors, LLC, an advisor and manager of investment companies, including a publicly traded investment company regulated as a Business Development Company (“BDC”) under the Investment Company Act of 1940, where he has served since September 2016. In this capacity he originates, underwrites and manages numerous capital investments in private companies located nationwide. From 2014 to September 2016, Mr. Brown was Vice President of Finance of Campus Crest Communities, Inc., a public student housing REIT, where he oversaw all aspects of debt and equity financing for the company’s development and joint venture activities. From 2007 to 2014 he served, most recently as a Vice President, with Fidus Partners, LLC, an investment banking firm, where he provided merger and acquisition advisory and related services to private equity firms, corporations, and private business owners. Mr. Brown earned a Master of Science of accountancy degree as well as a Bachelor of Science degree in finance, magna cum laude, from the Wayne Calloway School of Business and Administration at Wake Forest University and is a Certified Public Accountant.

In addition to his appointment as an independent director of the Company, the Company’s board of directors also appointed Mr. Brown to serve as a member of the Conflicts Committee of the board of directors. Mr. Brown will receive the same compensation and reimbursement of expenses that the Company pays to each of its independent directors and committee members. There are no arrangements or understandings between Mr. Brown and any other person pursuant to which he was appointed to serve as a director of the Company. There are also no family relationships between Mr. Brown and any director or executive officer of the Company, and Mr. Brown does not have a direct or indirect material interest in any “related party” transaction required to be disclosed.

SIGNATURE

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BRIX REIT, INC.

By:	/s/ RAYMOND J. PACINI
Raymond J. Pacini
Chief Financial Officer

Date: June 24, 2020